UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-160515-04

(Commission File Number)

Volkswagen Auto Loan Enhanced Trust 2011-1

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/Loan Underwritten Funding, LLC

(Exact name of registrant as specified in its charter)

VW Credit, Inc.

(Exact name of Sponsor as specified in its charter)

State of Delaware (State or other jurisdiction of incorporation or organization)	11-3650483 27-7093590 (I.R.S. Employer Identification Nos.)

2200 Ferdinand Porsche Drive Herndon, Virginia (Address of principal executive offices of registrant)	20171 (Zip Code)

(703) 364-7000

(Registrant’s telephone number, including area code)

Volkswagen Auto Loan Enhanced Trust 2011-1

0.28830% Auto Loan Asset Backed Notes, Class A-1

0.67% Auto Loan Asset Backed Notes, Class A-2

1.22% Auto Loan Asset Backed Notes, Class A-3

1.98% Auto Loan Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2014	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ William Horwath
Name: William Horwath
Title: President & Treasurer

	By:	/s/ Kevin McDonald
Name: Kevin McDonald
Title: Secretary

Volkswagen Auto Loan Enhanced Trust 2011-1
By: VW Credit, Inc., as Administrator

	By:	/s/ William Horwath
Name: William Horwath
Title: Treasurer

	By:	/s/ Kevin McDonald
Name: Kevin McDonald
Title: General Counsel & Secretary